Exhibit 4.10

FOURTH AMENDMENT

TO THE

RARE HOSPITALITY INTERNATIONAL, INC.

DEFERRED COMPENSATION PLAN

This Fourth Amendment to the RARE Hospitality International, Inc. Deferred Compensation Plan (the “Plan”) is adopted by the Retirement Plan Committee (the “Committee”), to be effective as of the 19th day of June, 2007 (the “Effective Date”).

WITNESSETH:

WHEREAS, RARE Hospitality International, Inc. (the “Company”) maintains the Plan for the benefit of certain key management and highly compensated employees of the Company and its affiliates that participate in the Plan, and certain non-employee directors of the Company; and

WHEREAS, Section 9.1 of the Plan provides that the Committee may amend the Plan; and

WHEREAS, the Committee desires to amend the Plan to provide for 3-year and 5-year periods of installment payments in addition to the 10-year period currently provided for under the Plan;

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as follows:

Section 5.2(b)(1) of the Plan shall be deleted and replaced with the following:

(1) Length of Installment Payments. The installment payments shall be made in substantially equal annual installments (adjusted for investment income between payments in the manner described in Section 3.6) over a period of 3, 5 or 10 years. The initial value of the obligation for the installment payments shall be equal to the amount of the Participant’s Account balance calculated in accordance with the terms of Section 5.1(a).

IN WITNESS WHEREOF, the Committee has caused its duly authorized member to execute this Fourth Amendment on the date shown below, but effective as of the Effective Date.

RETIREMENT PLAN COMMITTEE OF THE RARE HOSPITALITY INTERNATIONAL, INC. DEFERRED COMPENSATION PLAN

By:	/s/ W. Douglas Benn
Title:	EVP Finance and CFO
Date:	September 10, 2007